Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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NEWMONT

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                                         NEWS RELEASE
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MEDIA CONTACT:                                            INVESTOR CONTACT:
Doug Hock                                                 Wendy Yang
303-837-5812                                              303-837-6141





NEWMONT TO EXTEND BID FOR NORMANDY TO 26 FEBRUARY 2002
O INTENDS TO DECLARE BID UNCONDITIONAL ON 15 FEBRUARY IF CERTAIN CONDITIONS SATISFIED
O        ACCELERATES PAYMENT FOR EARLY ACCEPTANCES

SYDNEY, 7 February 2002 (Denver, February 6, 2002) -- Newmont Mining Corporation (NYSE:NEM) announced that it intends to declare its bid for Normandy Mining Limited (ASX:NDY) unconditional on 15 February 2002, if certain conditions are satisfied by that time. Newmont also announced that it will extend the period for acceptance of its bid to 7:00 p.m. local time in Sydney (3:00 a.m. local time in New York) on 26 February 2002. The bid had been scheduled to expire on 15 February.

A number of the conditions to Newmont's bid now have been satisfied. Newmont noted that it intends to declare its bid free of all remaining conditions if certain of the outstanding conditions are satisfied by 15 February 2002. These conditions include approval of the transaction by Newmont stockholders at the special meeting that will be held on 13 February 2002 in Denver, approval from the Australian Stock Exchange for both the admission of Newmont to the ASX Official List and the quotation of Newmont CDIs, and Newmont having acquired relevant interests in at least 50.1% of the Normandy shares (calculated on a fully-diluted basis), including the approximately 19.8% of Normandy owned by Franco-Nevada Mining Corporation Limited (TSE:FN).

Mr. Wayne Murdy, Chairman, President and Chief Executive Officer of Newmont, stated, "We have every confidence in our ability to satisfy the necessary conditions to our bid before the close of business in Australia on February 15th so we can declare our bid unconditional. More than 97% of the proxies received for our special meeting of stockholders have been cast in favor of the transaction and we have a relevant interest in approximately 22% of the Normandy shares, calculated on a fully-diluted basis. Our ASX listing application is well advanced and we are hopeful of having ASX approval early next week."

Mr. Murdy added, "The extension of our bid is intended to afford Normandy shareholders in various locations around the globe the opportunity to accept our bid after Newmont stockholder approval has been obtained on February 13th and the other conditions to our bid have been satisfied or waived."

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Newmont has arranged for payment to be made following the close of ASX trading on Wednesday, 20 February for acceptances received by 7:00 p.m. local time in Sydney (3:00 a.m. local time in New York) on 15 February 2002 if, as currently anticipated, the bid becomes unconditional on 15 February. Payment for acceptances received after that time will be made within five business days, as provided under the terms of the bid.

Mr. Murdy said, "We want to assist Normandy shareholders in completing this transaction and encourage them to accept our bid before February 15th. If shareholders have any questions about how to do so, they should consult their financial or other professional advisor or call Newmont's stockholder information line."

Normandy shareholders may call Newmont's stockholder information line at 1 800 507 507 (toll-free within Australia), 1 888 750 5835 (toll-free within the United States or Canada) or +61 2 9278 9331 (if outside Australia, the United States or Canada).

The Board of Directors of Normandy, subject to its fiduciary duties, has recommended that shareholders of Normandy accept Newmont's bid. The Normandy directors have stated their intention to accept (or procure acceptance of) Newmont's bid in respect of the shares of Normandy of which they can control the disposal.

A copy of the Notice of Variation to be lodged today accompanies this press release.

                                      # # #


IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

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                              DELTA ACQUISITION LLC
                               (ARBN 099 040 507)


                          A WHOLLY OWNED SUBSIDIARY OF


                           NEWMONT MINING CORPORATION
                               (ARBN 098 955 741)


                 NOTICE OF VARIATION EXTENDING THE OFFER PERIOD



TO:               Normandy Mining Limited
                                    ABN 86 009 295 765

AND TO: Each person (not being a Normandy Shareholder who has a registered address as shown in Normandy's register of members in the United States of America or Canada) to whom Delta Acquisition LLC has made an off-market offer dated 20 December 2001.


AND TO: Each person being a Normandy Shareholder (which includes a Normandy ADS holder) who has a registered address as shown in Normandy's register of members in the United States of America or Canada, to whom Delta Acquisition LLC has made an off-market offer dated 10 January 2002 (10 JANUARY 2002 OFFER).


INTERPRETATION
                  Terms defined in the Bidder's Statement dated 20 December 2001 (BIDDER'S STATEMENT) given by Delta Acquisition LLC to Normandy Mining Limited (as varied by the Notice of Variation Increasing Consideration Offered dated 10 January 2002 and the Supplementary Bidder's Statement dated 16 January 2002 given by Delta Acquisition LLC to Normandy Mining Limited) have the same meaning where used in this Notice of Variation.

VARIATION
                  Delta gives notice that it varies its Offer by extending the end of the Offer Period from 7.00pm, Sydney time (3.00am New York City time) on 15 February 2002 to 7.00pm Sydney time (3.00am New York City time) on 26 February 2002.

                  VARIATION TO BIDDER'S STATEMENT


                  Accordingly, the Offer set out in Section 2 of the Bidder's Statement is varied as follows:

by deleting each of the references to "15 February 2002" in Sections 2.2(a) and
2.4 of the Bidder's Statement, and replacing each with a reference to "26 February 2002";


by deleting the reference to "7 February 2002" in Section 2.10(f) of the Bidder's Statement, and replacing it with a reference to "18 February 2002"; and




by deleting the reference to "15/02/2002" on the Acceptance Form that accompanied the Bidder's Statement, and replacing it with "26/02/2002".


All other references in the Bidder's Statement to the Offer Period ending at 7.00pm Sydney time, (3.00am New York City time) on 15 February 2002 shall be read as references to the Offer Period ending at 7.00pm Sydney time (3.00am New York City time) on 26 February 2002.


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                  VARIATION TO 10 JANUARY 2002 OFFER


                  Accordingly, the offer set out in Section 5 of the offer document that was included in the Form S-4 registration statement relating to the 10 January 2002 Offer, declared effective by the United States Securities and Exchange Commission (OFFER DOCUMENT) is varied as follows:

(a) by deleting each of the references to "February 15, 2002" on the cover page and in Sections 1.5, 2, 5.2(a) and 5.4 of the Offer Document, and replacing each with a reference to "February 26, 2002";


by deleting the reference to "February 7, 2002" in Section 5.10(f) of the Offer Document, and replacing it with a reference to "February 18, 2002"; and


by deleting each reference to "February 15, 2002" in the Acceptance Form and ADS Letter of Transmittal which accompanied the Offer Document, and replacing each with a reference to "February 26, 2002".


All other references in the Offer Document (including references in all documents sent with the Offer Document) to the offer period ending at 7.00pm Sydney time (3.00am New York City time) on February 15, 2002 shall be read as references to the offer period ending at 7.00pm Sydney time (3.00am New York City time) on February 26, 2002.


LODGMENT WITH ASIC
                  A copy of this notice was lodged with the ASIC on 7 February 2002. ASIC takes no responsibility for the contents of this notice.

                                    * * * * *

                  This Notice of Variation has been approved by a unanimous resolution of the only persons who have the authority to manage the affairs of Delta Acquisition LLC being:

o Mr Wayne Murdy, with delegated authority to act on behalf of Delta Holdco Corp. (of which company Delta Acquisition LLC is a wholly owned subsidiary); and
o Messrs Hansen, Banks, Karras, Eppler and Ms Wheeler to each of whom Delta Holdco Corp. has delegated the management and affairs of Delta Acquisition LLC.
Dated:  7 February 2002


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